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                           October 14, 2022

       Brenda Edwards
       Interim Chief Financial Officer
       InMed Pharmaceuticals Inc.
       Suite 310 - 815 West Hastings Street
       Vancouver, British Columbia, Canada
       V6C 1B4

                                                        Re: InMed
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 12,
2022
                                                            File No. 333-267831

       Dear Brenda Edwards:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Brian P. Fenske